Exhibit 99.2

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

UNAUDITED

IN U.S. DOLLARS

INDEX

Page

Interim Condensed Consolidated Statements of Financial Position	2 - 3

Interim Condensed Consolidated Statements of Comprehensive Loss	4

Interim Condensed Consolidated Statements of Changes in Equity	5

Interim Condensed Consolidated Statements of Cash Flows	6 - 7

Notes to Interim Condensed Consolidated Financial Statements	8 - 11

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CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except for share and per share data)

	June 30,	December 31,
	2018	2017
	Unaudited	Audited
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$5,840	$3,505
Other receivable and prepaid expenses	3,286	3,159

Total current assets	9,126	6,664

NON-CURRENT ASSETS:

Lease deposits	5	5
long-term investment	1,829	917
Property, plant and equipment, net	24	28

Total long-term assets	1,858	950

Total assets	$10,984	$7,614

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except for share and per share data)

	June 30,	December 31,
	2018	2017
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Trade payables	$668	$427
Deferred revenues	792	330
Other accounts payable	697	997

Total current liabilities	2,157	1,754

NON-CURRENT LIABILITIES:

Deferred revenues	2,317	846

Total long-term liabilities	2,317	846

CONTINGENT LIABILITIES AND COMMITMENTS

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:

Share capital	2,633	2,123
Share premium	81,646	81,104
Capital reserve from share-based payment transactions	5,713	5,547
Warrants exercisable into shares	12,408	8,815
Accumulated other comprehensive income	1,127	1,127
Accumulated deficit	(97,017)	(93,702)

Total equity	6,510	5,014

Total liabilities and equity	$10,984	$7,614

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except for share and per share data)

	Six months ended June 30,
	2018	2017
	Unaudited

Revenues	$902	$136

Research and development expenses	2,638	2,436
General and administrative expenses	1,819	1,373

Operating loss	3,555	3,673

Finance expenses	346	305
Finance income	(936)	(463)

Total Financial income, net	(590)	(158)

Loss	2,965	3,515

Other comprehensive loss:

Amounts that will not be reclassified subsequently to profit or loss:

Adjustment arising from translating financial statements from functional currency to presentation currency	-	(420)

Total other comprehensive loss	$2,965	$3,095

Loss attributable to:
Equity holders of the Company	2,965	3,462
Non-controlling interests	-	53

	$2,965	$3,515
Total comprehensive loss attributable to:
Equity holders of the Company	2,965	3,042
Non-controlling interests	-	53

	$2,965	$3,095

Loss per share attributable to equity holders of the Company :
Basic and diluted loss per share	(0.08)	(0.1)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

U.S. dollars in thousands (except for share and per share data)

	Attributable to equity holders of the Company
	Share capital	Share premium	Capital reserve from share-based payment transactions	Warrants exercisable into shares	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2018	$2,123	$81,104	$5,547	$8,815	$-	$1,127	$(93,702)	$5,014	$-	$5,014

Loss	-	-	-	-	-	-	(2,965)	(2,965)	-	(2,965)

Cumulative effect as a result of the initial adoption of IFRS 15 as of January 1, 2018 – See Note 2	-	-	-	-	-	-	(350)	(350)	-	(350)

Issuance of share capital and warrants, net of issuance expenses of USD 613	482	312	-	3,593	-	-	-	4,387	-	4,387

Issuance of share capital	28	230	-	-	-	-	-	258	-	258

Share-based payment	-	-	166	-	-	-	-	166	-	166

Balance as of June 30, 2018	$2,633	$81,646	$5,713	$12,408	$-	$1,127	$(97,017)	$6,510	$-	$6,510

Balance as of January 1, 2017	1,783	79,864	5,167	6,947	(970)	491	(87,363)	5,919	42	5,961

Loss	-	-	-	-	-		(3,462)	(3,462)	(53)	(3,515)
Adjustment arising from translating financial statements from functional currency to presentation currency	-	-	-	-	-	420	-	420	-	420
Issuance of share capital and warrants, net of issuance expenses of USD 811	330	1,993	188	1,868	-		-	4,379	-	4,379

Share-based payment	-	-	95	-	-		-	95	-	95

Balance as of June 30, 2017	$2,113	$81,857	$5,450	$8,815	$(970)	$911	$(90,825)	$7,351	$(11)	$7,340

The accompanying notes are an integral part of the interim consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except for share and per share data)

	Six months ended June 30,
	2018	2017
	Unaudited

Cash flows from operating activities:

Loss	$(2,965)	(3,515)

Adjustments to reconcile loss to net cash used:

Depreciation of property, plant and equipment	7	12
Share-based payment	424	95
Change in fair value of long-term investment	(912)	-
Changes in fair value of warrants liability exercisable into shares	-	(395)
Exchange differences on balances of cash and cash equivalents	(78)	(90)

	(559)	(378)
Working capital adjustments:
Increase in accounts receivable and prepaid expenses and lease deposit	(127)	(1,126)
Increase (decrease) in trade payables	242	(530)
Increase (decrease) in deferred revenues	1,583	(136)
Decrease in other accounts payable	(300)	(32)

	1,398	(1,824)

Net cash used in operating activities	$(2,126)	(5,717)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except for share and per share data)

	Six months ended June 30,
	2018	2017
	Unaudited

Cash flows from investing activities:

Purchase of property, plant and equipment	(4)	(7)

Net cash used in investing activities	$(4)	(7)

Cash flows from financing activities:

Issuance of share capital and warrants, net of issuance expenses	4,387	4,379

Net cash provided by financing activities	$4,387	4,379

Exchange differences on balances of cash and cash equivalents	78	90

Increase in cash and cash equivalents	2,335	(1,255)
Cash and cash equivalents at the beginning of the period	3,505	8,115

Cash and cash equivalents at the end of the period	$5,840	6,860

Supplemental disclosure of cash flow information:

Cash received during the year for interest, net	15	21

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except for share and per share data)

NOTE 1:-	GENERAL

a.	These financial statements have been prepared in a condensed format as of June 30, 2018 and for the six months then ended. These financial statements should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2017 and for the year then ended and accompanying.

b.	Definitions:

In these consolidated financial statements:

The Company	-	Can-Fite Biopharma Ltd.

The Group	-	The Company and its subsidiary (as defined below)

Subsidiaries	-	Companies that are controlled by the Company (as defined in IAS 27 (2008)) and whose accounts are consolidated with those of the Company

Wize Pharma, Inc.	-	Wize Pharma, Inc. (formerly OphthaliX Inc.)

Eye-Fite	-	Eye-Fite Ltd (Can-Fite’s wholly owned subsidiary)

Related parties	-	As defined in IAS 24

USD	-	U.S. dollar

	€-	European Union Euro

CAD	-	Canadian dollar

ADS	-	American Depositary Share (“ADS”). Each ADS represents 2 ordinary shares of the Company

c.	In the six months ended June 30, 2018, the Company incurred losses of USD 2,965 and it had accumulated losses of USD 97,017.

The Company has not yet generated any material revenues from sales of its own developed products and has financed its activities by raising capital and by collaborating with multinational companies in the industry.

The Company has other alternative plans for financing its ongoing activities. There are no assurances that the Company will be successful in obtaining an adequate level of financing needed for its long-term research and development activities. If the Company will not have sufficient liquidity resources, the Company may not be able to continue the development of all of its products or may be required to delay part of its development programs. The Company’s management and board of directors are of the opinion that these financial resources will be sufficient to continue the development of the Company’s product candidates at least for twelve months from the balance sheet date.

On January 8, 2018, the Company entered into a Distribution and Supply Agreement with Gebro Holding GmBH (“Gebro”), granting Gebro the exclusive right to distribute Piclidenoson in Spain, Switzerland, Liechtenstein and Austria for the treatment of psoriasis and rheumatoid arthritis.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except for share and per share data)

NOTE 1:-	GENERAL (CONT.)

Under the Distribution and Supply Agreement, the Company is entitled to €1.5 million upon execution of the agreement plus milestone payments upon achieving certain clinical, launch and sales milestones, as follows: (i) €300 thousand upon initiation of the ACRobat Phase III clinical trial for the treatment of rheumatoid arthritis and €300 thousand upon the initiation of the COMFORT Phase III clinical trial for the treatment of psoriasis, (ii) between €750 thousand and €1,600 thousand following first delivery of commercial launch quantities of Piclidenson for either the treatment of rheumatoid arthritis or psoriasis, and (iii) between €300 thousand and up to €4,025 thousand upon meeting certain net sales. In addition, following regulatory approval, the Company shall be entitled to future royalties on net sales of Piclidenoson in the territories and payment for the manufacturing Piclidenoson. On January 25, 2018 the Company received a first payment of approximately USD 2,200 from Gebro.

In October 2016, the Company signed a distribution agreement with Chong Kun Dang Pharmaceuticals Corp. (“CKD”) for future sales in South Korea. Under the terms of the agreement, CKD made an upfront payment of USD 500 to the Company in December 2016.

In March 2015, the Company received a net total of USD 1,292 (CAD 1,650 thousands) advance payment according to an agreement with a Canadian company for future sales in Canada.

d.	On March 13, 2018, the Company completed a registered direct offering with certain institutional investors, pursuant to which it sold an aggregate 3,333,336 ADSs representing 6,666,672 of its ordinary shares and warrants to purchase 2,500,002 ADSs representing 5,000,004 of its ordinary shares for an aggregate purchase price of USD 5,000. The warrants may be exercised after 6 months from the date of issuance for a period of five and a half years and have an exercise price of USD 2.00 per ADS (subject to certain adjustments). The Company also issued placement agent warrants to purchase 166,667 ADSs representing 333,334 ordinary shares exercisable at USD 2.00 per ADS, subject to certain adjustments, for a period of five years.

e.	On March 9, 2018, 982,344 and 98,234 warrants as part of a March 2014 financing grant expired.

f.	In May 2018, the Company agreed to issue 200,000 ADSs representing 400,000 ordinary shares to one of its service providers for its services.

g.	From the Company’s inception through January 1, 2018, the Company’s functional and presentation currency was the NIS. Management conducted a review of the functional currency of the Company and decided to change its functional and presentation currency to the USD from the NIS effective January 1, 2018. These changes were based on an assessment by Company management that the USD is the primary currency of the economic environment in which the Company operates.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except for share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

In determining the appropriate functional currency to be used, the Company followed the guidance in International Accounting Standard 21 - The Effects of Changes in Foreign Exchange Rates (“IAS 21”), which states that factors relating to sales, costs and expenses, financing activities and cash flows, as well as other potential factors, should be considered. In this regard, the Company is incurring and expects to continue to incur a majority of its expenses in USD as a result of its expanded clinical trials including Phase 3 trials. These changes, as well as the fact that the majority of the Company’s available funds are in USD, the Company’s principal source of financing is the U.S. capital market, and all of the Company’s budgeting is conducted solely in U.S. dollars, led to the decision to make the change in functional currency as of January 1, 2018, as indicated above.

At the date of change of functional currency, the Company also changed the presentation currency of these financial statements to the USD. This change was retrospectively implemented. In accordance with IAS 21, since the Company’s presentation currency was different than its functional currency, results and financial position were translated using the following principles: (i) all assets and liabilities were translated using the current exchange rates, (ii) equity accounts were translated using the historical rates, and (iii) income and expenses for each statement of comprehensive income or separate income statement presented were translated at exchange rates at the dates of the transactions.

The Company also implements the guidance in IAS 21 regarding translating foreign currency financial statements of consolidated subsidiaries.

Basis of presentation of the financial statements

The interim condensed consolidated financial statements for the six months period ended June 30, 2018 have been prepared in accordance with IAS 34, “Interim Financial Reporting”.

Implementation of new accounting standards

The accounting policy applied in the preparation of the interim consolidated financial statements is consistent with that applied in the preparation of the annual consolidated financial statements, except for the following:

IFRS 15 – Revenues from contracts with customers:

IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related Interpretations and it applies to all revenue arising from contracts with customers, unless those contracts are within the scope of other standards. The new standard establishes a five-step model to account for revenue arising from contracts with customers.

Step 1: Identify the contract with a customer, including reference to contract combination and accounting for contract modifications.

Step 2: Identify the separate performance obligations in the contract.

Step 3: Determine the transaction price, including reference to variable consideration, financing components that are significant to the contract, non-cash consideration and any consideration payable to the customer.

Step 4: Allocate the transaction price to the separate performance obligations on a relative stand-alone selling price basis using observable information, if it is available, or using estimates and assessments.

Step 5: Recognize revenue when a performance obligation is satisfied, either at a point in time or over time.

Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The standard requires entities to exercise judgment, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract.

Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except for share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The Company adopted IFRS 15 using the modified retrospective method of adoption and elected to apply that method to all contracts that were not completed at the date of initial application. The table below shows the impact of IFRS 15 as of January 1, 2018, as of June 30, 2018 and for the six months then ended:

	As of January 1, 2018
	As reported (IFRS 15)	Adjustments	IAS 18 (excluding impact of IFRS 15)
Current liabilities
Deferred revenues	$280	$50	$330

Non - current liabilities
Deferred revenues	$1,246	$(400)	$846

Equity attributable to equity holders of the Company
Accumulated deficit	$(94,052)	$(350)	$(93,702)

	As of June 30, 2018
	As reported (IFRS 15)	Adjustments	IAS 18 (excluding impact of IFRS 15)
Current liabilities
Deferred revenues	$792	$108	$900

Non - current liabilities
Deferred revenues	$2,317	$(637)	$1,680

Equity attributable to equity holders of the Company
Accumulated deficit	$(94,052)	$(350)	$(93,702)

	Six months ended June 30, 2018 (Unaudited)
	As reported (IFRS 15)	Adjustments	IAS 18 (excluding impact of IFRS 15)
Revenues	$902	$(82)	$820
Operating expenses	4,457	-	4,457
Operating loss	(3,555)	(82)	(3,637)
Financial income, net	590	223	813
Loss	$(2,965)	$141	$(2,824)

Basic and diluted net loss per share	$0.08	$-	$0.08

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CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except for share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

In implementing IFRS 15, the Company considered the following:

(1)	Variable consideration:

Some contracts with customers provide a right of return, trade discounts or volume rebates. Currently, the Company recognizes revenue from achieving milestones, net of returns and allowances, trade discounts and volume rebates. If revenue cannot be reliably measured, the Company defers revenue recognition until the uncertainty is resolved. Such provisions give rise to variable consideration under IFRS 15, which will be required to be estimated at contract inception.

IFRS 15 requires that the variable consideration be estimated conservatively to prevent over-recognition of revenue.

The Company continues to assess individual contracts to determine the estimated variable consideration and related constraint. There is no impact of IFRS 15 on the financial statements.

(2)	Significant financing component:

The Company receives long-term advances. The transaction price for such contracts is discounted, using the rate that would be reflected in a separate financing transaction between the Company and its advances at contract inception, to take into consideration the significant financing component.

(3)	Satisfaction of performance obligations:

Revenue from contracts with strategic partners are recognized over time as the Company satisfies the performance obligations. The Company usually accepts long-term upfront payment from its strategic partners. Contract liabilities for those upfront payments and recognizes as revenue over time.

IFRS 9 - Financial Instruments:

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting.

IFRS 9 is effective for annual periods beginning on or after 1 January 2018. The Company adopted IFRS 9 using the modified retrospective method of adoption. There is no material impact from the adoption of IFRS 9 on the financial statements of the Company.

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CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except for share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Under IFRS 9, the classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. The following is the relevant accounting policy of financial instruments of the Company:

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

Under IFRS 9, financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss (“FVPL”), irrespective of the business model. Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

The Company measures financial assets at amortized cost if both of the following conditions are met: (i) the financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and, (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The adoption of IFRS 9 has changed the Company’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (ECL) approach. IFRS 9 requires the Company to record an allowance for ECLs for all loans and other debt financial assets not held at FVPL.

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. For other debt financial assets (i.e., debt securities at fair value through other comprehensive income), the ECL is based on the 12-month ECL. The 12-month ECL is the portion of lifetime ECLs that result from default events on a financial instrument that are possible within 12 months after the reporting date.

IFRS 16, “Leases”:

IFRS 16 was issued in January 2016, and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17.

Under IFRS 16, at the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less).

IFRS 16 is effective for annual periods beginning on or after 1 January, 2019. Early application is permitted. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach.

The Company has completed an initial assessment of the potential impact on its consolidated financial but has not yet completed its detailed assessment. The actual impact of applying IFRS 16 on the financial statements in the period of initial application will depend on future economic conditions, including the Company’s borrowing rate at 1 January, 2019 and the composition of the Company’s lease portfolio at that date.

In addition, the nature of expenses related to operating leases will now change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities.

IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17.

NOTE 3:-	SUBSEQUENT EVENTS

On August 6, 2018, the Company entered into a License, Collaboration and Distribution Agreement with CMS Medical Venture Investment Limited (“CMS Medical”) for the commercialization of Piclidenoson for the treatment of rheumatoid arthritis and psoriasis and Namodenoson for the treatment of advanced liver cancer and NAFLD/NASH in China (including Hong Kong, Macao and Taiwan). Under the License, Collaboration and Distribution Agreement, the Company is entitled to USD 2,000 upon execution of the agreement plus milestone payments upon achieving certain regulatory and sales milestones. In addition, following regulatory approval, the Company shall be entitled to future double digit royalties on net sales in the territories and payment for the manufacturing Piclidenoson and Namodenoson.

On August 7, 2018, the Company received an upfront payment of USD 2,000 from CMS Medical.

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